[Published in Investor’s Business Daily September 19, 2008]

This announcement is neither an offer to buy nor a solicitation of an offer to sell Units or Shares.  The Offer is being made solely by the formal Offer to Purchase forwarded to holders of record and is not being made to, and tenders will not be accepted from or on behalf of, holders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.  In those jurisdictions where the securities, Blue Sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchasers only by one or more registered dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH:

Up to 1,400,000 Units of Class A Units (“Units”) of  Kaiser Ventures LLC (“Kaiser”) at a price of
$0.50 per Unit
by: SCM Special Fund, LLC, MPF Flagship Fund 13, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 10, LLC; MPF Special Fund 8, LLC; MPF Senior Note Program II, LP
(collectively the “Kaiser Purchasers”)
and
Up to 200,000 Shares (“Shares”) of Corporate Property Associates 15 Inc. (“CPA 15”) at a price of
$9.00 per Share by:
Moraga Gold, LLC, MPF DeWaay Fund 5, LLC, MPF Income Fund 24, LLC, MPF Special Fund 10, LLC, MP Value Fund 7, LLC, MPF Flagship Fund 13, LLC, MPF DeWaay Fund 6 LLC, MP Value Fund 8, LLC
(collectively the “CPA 15 Purchasers”)

The Purchasers are offering to purchase for cash Up to 1,400,000 Units of Kaiser at a price of $0.50 per Unit and 200,000 Shares of CPA 15 for $9.00 per Share, upon the respective terms and subject to the respective conditions set forth in Purchasers’ Offers to Purchase and in the related Letter of Transmittal/Assignment Form for the respective offer (which together constitute the “Offer” and the “Tender Offer Documents”).

THE KAISER OFFER AND WITHDRAWAL RIGHTS EXPIRES AT 11:59 P.M., PACIFIC TIME, ON OCTOBER 30, 2008, UNLESS EXTENDED, AND THE CPA 15 OFFER EXPIRES AT 11:59 P.M., PACIFIC TIME, ON OCTOBER 20, 2008, UNLESS EXTENDED.

Funding for the purchase of the Units and Shares will be provided through the Purchasers’ existing working capital.    The Offers are not made for the purpose of acquiring or influencing control of the business of the issuers.  The Kaiser Offer will expire at 11:59 p.m., Pacific Time on October 30, 2008, and the CPA 15 Offer will expire October 20, 2008, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the “Expiration Date”).  The Purchasers will not provide a subsequent offering period following the Expiration Date.  If Purchasers make a material change in the terms of the Offer, or if they waive a material condition to the Offer, Purchasers will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The minimum period during which the Offer must remain open following any material change in the terms of the Offer, other than a change in price or a change in percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances including the materiality of the change with respect to a change in price or, subject to certain limitations, a change in the percentage of securities ought or a change in any dealer’s soliciting fee.  A minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to holders.  Accordingly, if prior to the Expiration Date, Purchasers increase (other than increases of not more than two percent of the outstanding Units) or decrease the number of Units or Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to holders, the Offer will be extended at least until the expiration of such ten business days.  For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, Pacific Time.  In all cases payment for the Units or Shares purchased pursuant to the Offer will be made only after timely receipt of the Letter of Transmittal or Assignement Form (or facsimiles thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by such forms.

Tenders of Units or Shares made pursuant to the Offer is irrevocable, except that Unit holders who tender their Units in response to the Kaiser Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending to MacKenzie Patterson Fuller, LP a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Letter of Transmittal tendering the Units to be withdrawn.  Tendered Shares of CPA 15 may not be withdrawn.  In addition, tendered Kaiser Units may be withdrawn at any time on or after November 18, 2008, unless the tender has theretofore been accepted for payment as provided above.  If tendering Unit holders tender more than the number of Kaiser Units that Kaiser Purchasers seek to purchase pursuant to the Offer for those Units, Kaiser Purchasers will take into account the number of Units so tendered and take up and pay for as nearly as may be pro rata, disregarding fractions, according to the number of Units tendered by each tendering Unit holder during the period during which that Offer remains open.  The terms of the Offer are more fully set forth in the formal Tender Offer Documents which are available from Purchasers at the Purchasers’ expense.  The Kaiser Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference.  The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.

The Tender Offer Documents may be obtained by written request to Purchasers or as set forth below.  A request has been made to Kaiser pursuant to Rule 14d-5 under the Exchange Act for the use of its list of Unit holders for the purpose of disseminating the Kaiser Offer to Unit holders.  Upon compliance by Kaiser with such request, the Tender Offer Documents and, if required, other relevant materials will be mailed at the Purchasers’ expense to record holders of Units, brokers, banks and similar persons whose names appear or whose nominee appears on the list of securities holders, or persons who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Units.  The CPA 15 Purchasers have a list of Shareholders and will be mailing the Tender Offer Documents to some Shareholders.  For Copies of the Tender Offer Documents, Call Purchasers at 1-800-854-8357, Make a Written Request Addressed to 1640 School Street, Moraga, California 94556, email to offers@mpfi.com, or visit our website at www.mpfi.com (click on MPF Tenders).